Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Introduction

WPP’s reporting currency has always been the U.K. pound sterling. However, the Company’s significant international operations give rise to an exposure to changes in foreign exchange rates. The Company seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or “functional”) currencies of its main operating units. Its principal borrowing currencies, therefore, are U.S. dollars and euros, as these are the predominant currencies of revenues.

To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Company has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into U.S. dollars at a budget, or “constant”, foreign exchange rate).

Operating Results

Overview

The Company is one of the world’s largest communications services groups. It operates through a number of established national, multinational and global advertising and marketing services companies. The Company offers services in four reporting segments:

•	Advertising and Media investment management,

•	Information, insight and consultancy,

•	Public relations and public affairs, and

•	Branding and identity, Healthcare and Specialist communications.

In 2003, 47% of the Company’s consolidated revenues were derived from Advertising and Media investment management, with the remaining 53% of its revenues being derived from the marketing services segments. For the first six months of 2004, 46% of the Company’s revenues were derived from Advertising and Media investment, with the remaining 54% of its revenues being derived from the marketing services segments.

The Company has established the following financial and strategic objectives:

•	To continue to raise operating margins (excluding goodwill amortization and impairment) to the levels of the best performing competition. 2004 margins are targeted to reach 13.8%. This performance measure is consistent with management’s performance measures presented in accordance with SFAS 131, Disclosures about Segments of Enterprise and Related Information (“SFAS 131”). In 2005, our objective will be 14.5% and for 2006 we are setting a target of a minimum of 15%. Our long term goal remains 20%.

On September 13, 2004 the Company announced a merger with Grey Global Group Inc (“Grey”). See “Business of the Company–History and Development of the Company” for further discussion. As a result, upon approval of the merger the Company anticipates a change in margin targets, before goodwill amortization and impairment, amounts written off fixed asset investments and FRS 17 interest, to 14.0% in 2005 and 14.5% for 2006. The enlarged group’s long term margin goals are expected to remain unchanged.

•	To continue to increase the flexibility in the Group’s cost structure by increasing our percentage of variable staff costs. Management believes this will afford the Company greater flexibility in the event revenue growth weakens. We reached a peak level of flexibility historically in 2000, at 6.6% of revenues in variable staff costs. In 2003 our variable staff costs were 6.3% of revenues.

•	To improve total share owner return by maximizing the return on the investments of the Company’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

•	To continue to enhance the contribution of WPP, beyond that of a financial holding company, that can add value both to its clients and its people.

•	To place greater emphasis on revenue growth by better positioning the Group’s portfolio in faster-growing service and geographical areas.

•	To improve further the quality of our creative output by increasing training and development programs, by recruiting talent from outside, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting our companies’ achievements in winning creative awards.

The following discussion is based on WPP’s Unaudited Consolidated Interim Financial Information and Consolidated Financial Statements beginning on page F-1 of this prospectus. The Unaudited Consolidated Financial Information and the Consolidated Financial Statements have been prepared in accordance with U.K. GAAP. See pages F-24 to F-29 of the Unaudited Interim Consolidated Financial Information which contain reconciliations from U.K. to U.S. GAAP and pages F-88 to F-110 of the Consolidated Financial Statements, which contain reconciliations and discussion of the principal differences between U.K. and U.S. GAAP relevant to WPP.

The following tables summarize certain financial information for purposes of management’s discussion and analysis:

	Six Months Ended June 30,		2004 vs. 2003
	2004	2003	+/(–)%	Constant currency +/(–)%
	(£m)
Revenue	2,025.6	1,910.8	6.0	13.3
Operating costs excluding goodwill amortization & impairment	(1,677.0)	(1,582.4)	(6.0)	(13.3)
Goodwill amortization & impairment—subsidiaries	(49.3)	(43.5)	(13.3)	(13.3)

Operating costs	(1,726.3)	(1,625.9)	(6.2)	(13.3)

Operating profit	194.6	174.8	11.3	22.5
Income from associates	20.8	15.8	31.6	34.5

Operating profit, including income from associates	215.4	190.6	13.0	23.5
Goodwill amortization & impairment—associates	(1.7)
Net profit available to ordinary share owners	105.9	95.2	11.1	28.7

	Year ended December 31,		2003 vs. 2002		2001	2002 vs. 2001
	2003	2002	+/(–)%	Constant currency +/(–)%		+/(–)%	Constant currency +/(–)%
	(£m)				(£m)
Revenue	4,106.0	3,908.3	5.1	7.3	4,021.7	(2.8)	0.7
Operating costs excluding goodwill amortization & impairment	(3,375.9)	(3,239.9)	(4.2)	(6.7)	(3,269.4)	0.9	(2.8)
Goodwill amortization & impairment—subsidiaries	(77.7)	(177.7)	56.3	56.3	(14.8)

Operating costs	(3,453.6)	(3,417.6)	(1.1)	(3.3)	(3,284.2)	(4.1)	7.9
Operating profit	415.3	272.5	52.4	56.3	505.5	(46.1)	(44.4)
Income from associates	40.5	30.0	35.0	32.3	40.8	(26.5)	(23.1)

Operating profit, including income from associates	455.8	302.5	50.7	53.5	546.3	(44.6)	(42.8)
Goodwill amortization & impairment—associates	(34.3)	—			—
Net profit available to ordinary share owners	208.4	88.0	136.8	161.8	271.2	(67.6)	(65.4)

The world economy, driven by activity in the United States and Asia Pacific region, started to improve in 2003. The positive quarterly revenue trend seen in the United States in the fourth quarter of 2002 continued into 2003, with all four quarters showing positive growth, and worldwide quarterly revenue growth in quarters three and four.

The first half of 2004 mirrored the continuing improvement in economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East, countered to some extent by the continuing recession, certainly in the media industry, in the United Kingdom and parts of Continental Europe.

Segment performance

As discussed earlier, management reviews the Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next. To supplement the reportable currency segment information presented in note 3 to the Unaudited Interim Consolidated Financial Information and note 1 to the Consolidated Financial Statements for the year ended December 31, 2003, the table below gives details of revenue growth by region and business segment both in reported and constant currency.

	Reported revenue Growth %+/(–)	Constant currency revenue growth %+/(–)	Reported revenue growth %+/(–)		Constant currency revenue growth %+/(–)
	For the Six Months Ended June 30, 2004		For the Year Ended December 31,
			2003	2002	2003	2002
United States	(1.0)	11.6	(2.8)	(6.1)	5.8	(2.4)
United Kingdom	12.0	12.0	7.4	(1.3)	7.4	(1.3)
Continental Europe	5.5	8.5	16.1	6.7	6.5	5.3
Canada, Asia Pacific, Latin America, Africa and the Middle East	18.2	26.1	6.9	(7.4)	13.0	4.7

	Reported revenue Growth %+/(–)	Constant currency revenue growth %+/(–)	Reported revenue growth %+/(–)		Constant currency revenue growth %+/(–)
	For the Six Months Ended June 30, 2004		For the Year Ended December 31,
			2003	2002	2003	2002
Advertising and Media investment management	7.0	14.7	7.0	(1.7)	9.2	2.5
Information, insight and consultancy	0.7	6.1	5.9	5.6	6.8	8.2
Public relations and public affairs	(1.1)	7.3	(4.8)	(10.9)	(0.6)	(8.0)
Branding and identity, Healthcare and Specialist communications	11.3	18.6	5.5	(6.0)	8.0	(2.9)

Performance of the Group’s businesses is reviewed by management based on profit on ordinary activities before interest, taxation, goodwill amortization and impairment, and amounts written off fixed asset investments. Tables showing these amounts by segment for each of the three years ended December 31, 2003 and for the six-month periods ended June 30, 2004 and 2003 are presented, in accordance with SFAS 131, in note 1 to the Consolidated Financial Statements and note 3 to the Unaudited Interim Consolidated Financial Information. Related performance margins by region and business segment are shown below.

	For the six months ended June 30,		For the year ended December 31,
	2004	2003	2003	2002	2001
United States	17.2%	15.7%	15.0%	14.5%	14.6%
United Kingdom	9.1%	10.2%	10.8%	10.9%	11.8%
Continental Europe	10.9%	9.9%	11.3%	10.7%	13.7%
Canada, Asia Pacific, Latin America, Africa and the Middle East	11.2%	9.3%	13.2%	10.5%	14.5%

	For the six months ended June 30,		For the year ended December 31,
	2004	2003	2003	2002	2001
Advertising and Media investment management	14.8%	14.2%	15.3%	15.2%	17.3%
Information, insight and consultancy	8.3%	7.1%	7.1%	7.3%	10.0%
Public relations and public affairs	15.1%	13.2%	12.9%	10.4%	9.6%
Branding and identity, Healthcare and Specialist communications	12.3%	11.7%	12.8%	11.2%	12.4%

Further, management reviews the Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year. Supplemental references to like-for-like revenues are made where management believes these are meaningful to the discussion of the underlying trend of the business. Management believes that discussing like-for-like revenues provides a better understanding of the Company’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods.

During 2003, the Group’s Advertising and Media investment management businesses continued the rebound which began in the second half of 2002, with Media investment management the fastest growing part of the sector with strong organic growth. Advertising and Media investment management like-for-like growth in 2003 was over 2%, or over 3% excluding the impact of the acquisition of Cordiant. Information, insight and consultancy continued their strong growth despite issues at Kantar’s call center operations. Like-for-like revenues in this segment were up over 1% in 2003. However, difficulties at Kantar’s call center operations resulting in certain operational costs taken with respect to property and severance in the United States impacted overall sector performance. Branding and identity, Healthcare and Specialist communications also rebounded with healthcare and direct, internet and interactive (a part of Specialist communications) growing revenues particularly strongly; however, on a like-for-like basis, revenues were down just over 1% in 2003. Public relations and public affairs continued to be most affected by recent economic weakness, although the first signs of recovery came in the fourth quarter of 2003 which showed positive revenue growth for the first time for 11 quarters. Despite relatively flat revenues in 2003, the Public relations and public affairs businesses controlled costs effectively and margins rose by over two margin points to almost 13% in 2003.

During the first six months of 2004, Media investment management on a like-for-like revenue comparison continued its growth trend which started in October 2002. In 2004, network television costs once again rose faster than inflation. Advertising has followed this trend but less strongly. Information, insight and consultancy has continued to be relatively less affected by the recession, picking up more recently, and Branding and identity, Healthcare and Specialist communications have started to pick up slightly, although healthcare, direct, interactive and internet activities have been more resilient throughout the recession. Public relations and public affairs, which was more affected by the recession, has been less so over the last nine months, as some of our brands have seen a significant recent pick-up in new business activity.

Geographically, the Group’s financial performance in 2003 reflected the continuing improvement in economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East, countered to a limited extent (in our case) by continuing weakness on a like-for-like basis in Europe, particularly in the United Kingdom. On a constant currency basis, all regions showed revenue growth in 2003, with both the United Kingdom and Continental Europe to some extent reflecting acquisition activity and Asia Pacific, Latin America, Africa and the Middle East representing the Group’s strongest growth areas.

As can be seen for the first six months of 2004, all regions, with the exception of Continental Europe, showed double digit revenue growth on a constant currency basis, although even Continental Europe showed an improving trend in the second quarter. The over 11% rise in North American revenues marked the seventh consecutive quarter of growth. Continental Europe was up over 8%. Asia Pacific, Latin America, Africa and the Middle East continue to improve with revenue growth of almost 29%. Latin America has shown particularly strong growth.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Revenues—Reported revenues were up 6.0% in the six months ended June 30, 2004 to £ 2,025.6 million from £1,910.8 million in the six months ended June 30, 2003, crossing £2 billion for the first time in a first half-year period. On a constant currency basis, revenue was up over 13% compared with last year, mainly due to the weakness of the United States dollar, partly offset by the strength of the euro against sterling. On a like-for-like basis, which excludes the impact of acquisitions, revenues were up well over 2%. Excluding the acquisition of Cordiant, revenue growth was well over 4%. The contribution of acquisitions completed in the first half of 2004 was not material to revenues.

Operating costs—Reported operating costs excluding goodwill amortization and impairment, including direct costs, rose in 2004 by 6% and by over 13% in constant currency from the previous year. The Group’s staff cost to revenue ratio, excluding incentives, was up slightly, rising 0.3 margin points to 56.0% in the first half of 2004, compared with the same period last year.

During the first six months of 2004, the Group charged £23.3 million (June 30, 2003: £16.5 million) of goodwill amortization and £26.0 million (June 30, 2003: £27.0 million) of goodwill impairment of subsidiaries to the profit and loss account, a total of £49.3 million (June 30, 2003: £43.5 million).

The impairment charges relate to a number of under-performing businesses in the Public relations and public affairs, Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. The impact of the current economic climate on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. The Company will reassess the need for any further impairment write-downs at December 31, 2004.

Operating profit—Reported operating profit was up 11.3% to £194.6 million for the first six months of 2004 from £174.8 million for the first six months of 2003. Reported operating margins increased from

9.1% to 9.6%. Reported operating profit, including income from associates, was £215.4 million for the first six months of 2004, up 13.0% from £190.6 million for the first six months of 2003. Reported operating margins, including income from associates, were 10.6% and 10.0% for the first six months of 2004 and 2003, respectively. Margins were negatively impacted by 2.5% for the first six months of 2004 and 2.3% for the first six months of 2003 due to goodwill amortization and impairment taken on subsidiaries in each year. Therefore, operating margins, including income from associates, increased to 13.1% for the first six months of 2004 from 12.3% for the first six months of 2003 before goodwill amortization and impairment. For the first six months of 2004, the contribution of aggregate acquisitions completed was not material.

Interest expense—Net interest payable and similar charges (including a charge for FRS 17) decreased to £35.4 million from £37.0 million, reflecting higher interest rates more than offset by the impact of improved liquidity as a result of a reduction in working capital.

Taxes—The Company’s tax rate on reported profits as of June 30, 2004 was 34.4% compared to 33.7% as of June 30, 2003. Excluding goodwill amortization and impairment, and net interest charges on defined benefit pension schemes, the tax rate in the first half of 2004 was 25.8%, the same as the 2003 full year rate.

Net income—Net income available to ordinary share owners was £105.9 million as of June 30, 2004 against £95.2 million as of June 30, 2003. The increase was driven by improved operations and reduced interest charges for the first six months of 2004.

Year ended December 31, 2003 compared to year ended December 31, 2002

Revenues—Reported revenues were up over 5% in 2003 to £4,106.0 million from £3,908.3 million in 2002. On a constant currency basis, revenue increased by over 7%, with all regions showing revenue growth, as detailed in the table above. For 2003, acquisitions completed during the year contributed revenue of £183.4 million in the aggregate. The contribution of aggregate acquisitions completed in 2002 to revenue was not material to revenues in 2002. On a like-for-like basis revenues were up 0.7%, or 1.5% excluding the impact of the acquisition of Cordiant. Like-for-like revenues were flat in the first half of 2003 and up over 1% in the second half. In the four sequential quarters of 2003, like-for-like revenues were flat, flat, up over 1% and up over 1%, respectively. Excluding Cordiant, the last two quarters were up over 2% and over 3%, respectively.

Operating costs—Reported operating costs excluding goodwill amortization and impairment, including direct costs, rose in 2003 by over 4% and by almost 7% in constant currency (0.5% on a like-for-like basis) from the previous year. Staff costs excluding incentives in 2003 were up 0.2%, with salaries and freelance costs down 0.9%. Incentive payments totaled £130.4 million in 2003 (£90.1 million in 2002) or almost 21% (compared with over 16% in 2002) of operating profit before bonuses, taxes and income from associates. The reported staff cost to gross margin ratio increased in 2003 to 61.1% from 60.4% in 2002. Excluding incentives, this ratio fell 0.3 margin points in 2003 to 57.7% from 58.0% in 2002. Variable staff costs as a proportion of total staff costs increased to 11.0% in 2003 from 9.2% in 2002 and, as a proportion of revenues, increased to 6.3% from 5.3%. Non-staff costs fell as a proportion of revenues from 25.7% in 2002 to 24.6% in 2003 primarily reflecting a reduction in the Group’s property costs following actions taken in 2002 to eliminate under-utilized property.

In 2002, goodwill amortization and impairment of subsidiaries included £145.7 million taken as an impairment charge primarily reflecting accelerated amortization of goodwill on first generation businesses which suffered in the recession. Although 2003 was better than 2002, some first generation businesses which had been acquired continued to suffer and an impairment charge of £48.2 million has been taken. The 2003 impairment charge relates to a number of under-performing businesses in the Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications sectors. Goodwill amortization on subsidiaries was £29.5 million in 2003 as compared to £32.0 million in 2002.

Operating profit—Reported operating profit was up over 52% to £415.3 million in 2003 from £272.5 million in 2002. Reported operating margins increased from 7.0% to 10.1%. Reported operating profit, including income from associates, was £455.8 million in 2003, up over 50% from £302.5 million in 2002. Reported operating margins, including income from associates, were 11.1% and 7.7% in 2003 and 2002, respectively. Margins were negatively impacted by 1.9% in 2003 and 4.6% in 2002 due to goodwill amortization and impairment taken on subsidiaries in each year. Therefore, operating margins, including income from associates, increased to 13.0% in 2003 from 12.3% in 2002 before goodwill amortization and impairment. For 2003, acquisitions completed during the year contributed operating profit of £16.4 million in the aggregate. The contribution of aggregate acquisitions completed in 2002 to operating profit in 2002 was not material.

During 2003, the Group continued to take certain measures to reduce its fixed and variable cost base. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected and were included within operating costs. These items principally comprised property rationalization costs and severance payments. In addition, amounts were written off trade receivables and other current assets. At the same time the Group released £12.0 million in 2003 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2002. In 2002, £13.0 million of excess provisions were released in respect of acquisitions completed prior to 2001.

Goodwill amortization and impairment—associates—In 2003, goodwill amortization and impairment included a £30.8 million charge taken on associates as a result of our annual impairment testing. The impact of the economic climate on the expected future earnings of these businesses was sufficiently severe to indicate a permanent diminution of the carrying value of goodwill. Goodwill amortization on associates in 2003 was £3.5 million.

Interest expense—Net interest expense (including a charge for the early adoption of FRS 17) decreased from £86.4 million in 2002 to £71.6 million in 2003, principally reflecting higher cash generated from operations, lower interest rates, and the impact of reduced levels of acquisition activity and lower share repurchases and cancellations in 2002.

Taxes—The Company’s tax rate on reported profits in 2003 was 34.9% compared to 50.3% in 2002. This decrease is due to lower goodwill impairment charges in 2003. Excluding goodwill amortization and impairment, and net interest charges on defined benefit pension schemes, the tax rate in 2003 was 25.8%, the same level as in 2002, reflecting the continuing strength of the Group’s tax planning initiatives.

Net income—Net income available to ordinary share owners was £208.4 million in 2003 against £88.0 million in 2002. The increase was driven by improved operations, reduced interest charges, decreased goodwill impairment charges in 2003 and the effect of a reduced reported tax rate in 2003 as compared to 2002.

Year ended December 31, 2002 compared to year ended December 31, 2001

Revenues—Reported revenues were down almost 3% in 2002 to £3,908.3 million from £4,021.7 million in 2001. On a constant currency basis, revenue was up 0.7%, as detailed in the table above. Like-for-like (including use of a constant budgeted currency to compare 2002 and 2001) revenues were down 5.9%. Information, insight and consultancy revenue growth was partly driven by acquisitions, but like-for-like revenues were still down in this segment by less than 1%. Geographically, North America and the United Kingdom were most affected by the recession, with Continental Europe and Asia Pacific, Latin America, Africa and the Middle East regions being the least affected. In the fourth quarter of 2002, North America exhibited revenue growth for the first time in almost two years.

Operating costs—Reported operating costs excluding goodwill amortization and impairment, including direct costs fell by almost 1% in 2002, but rose by 3% in constant currency. On a like-for-like basis, total operating and direct costs were down 4.6% from the previous year. The staff costs to gross margin ratio increased to 60.4% in 2002 from 59.9% in 2001. Incentive payments totaled £90.1 million in 2002 or over 16% (under 14% in 2001) of operating profit before bonuses, taxes and income from associates. Excluding severance and incentives, the ratio increased to 56.9% in 2002 from 56.6% in 2001. Variable staff costs as a proportion of total staff costs increased to 9.2% in 2002 from 8.2% in 2001 and, as a proportion of revenues, increased to 5.3% from 4.6%.

During 2002, goodwill amortization and impairment included £145.7 million taken as an impairment charge relating to a number of under-performing businesses principally in the Information, insight and consultancy, and Branding and identity, Healthcare and Specialist communications segments. The impact of the economic climate in 2002 on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. There was no goodwill impairment recorded in 2001. Goodwill amortization was £32.0 million in 2002 as compared to £14.8 million in 2001.

Operating profit—Reported operating profit was down 46% to £272.5 million in 2002 from £505.5 million in 2001. Reported operating margins decreased from 12.6% in 2001 to 7.0% in 2002. Reported operating profit, including income from associates, was £302.5 million in 2002, down approximately 44% from £546.3 million in 2001. Reported operating margins, including income from associates, were 7.7% and 13.6% in 2002 and 2001, respectively. Margins were negatively impacted by 4.6% in 2002 and 0.4% in 2001 due to goodwill amortization and impairment (2002 only) in each year. Therefore, operating margins, including income from associates, decreased to 12.3% in 2002 from 14.0% in 2001 before goodwill amortization and impairment. During 2002 and 2001, the Group took measures to reduce its fixed and variable cost base in response to the global downturn in its core markets. These actions resulted in a number of charges which, although recurring in nature, were at a considerably higher level than would normally be expected and were included within operating costs. These items principally comprised property rationalization costs, severance costs and amounts written off trade receivables and other current assets. At the same time the Group released £13.0 million in 2002 to operating profit relating to excess provisions established in respect of acquisitions completed prior to 2001. In 2001, £22.5 million of excess provisions were released in respect of acquisitions completed in 1999 and prior.

Fixed asset gains and write-downs—In 2001, the Group wrote down the value of certain minority investments in new media and technology companies by £70.8 million following the decline in equity valuations in these sectors. 2002 saw further declines in these technology investments, many of which were in private companies. An additional write-down of £19.9 million was taken in 2002, mitigated in part by gains on asset disposals of £9.2 million. The carrying value of these investments was written down to £19.3 million as at December 31, 2002.

Interest expense—In reported currency, net interest expense (including an FRS 17 charge) increased from £71.3 million in 2001 to £86.4 million in 2002, reflecting lower cash generated from operations, the full-year impact of the increased level of acquisition activity in 2001 and share repurchases and cancellations in the current year.

Taxes—The Company’s tax rate on reported profits in 2002 was 50.3% compared to 30.7% in 2001. This increase was due to significant additional fixed asset impairments and write-offs in 2002, for which no tax relief is available. Excluding goodwill amortization and impairment, fixed asset gains and write-downs, and net interest charges on defined benefit pension schemes, the tax rate was 25.8% in 2002, down from 26.9% in 2001, reflecting the impact of further improvements in tax planning.

Net income—Net income available to ordinary share owners was £88.0 million in 2002 as compared to £271.2 million in 2001.

Results of Operations Under U.S. GAAP

WPP’s Consolidated Financial Statements and Unaudited Interim Consolidated Financial Information included elsewhere herein have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP.

For the six months ended June 30, 2004, net income under U.S. GAAP was £78.5 million compared with net income of £86.9 million for the six months ended June 30, 2003. The corresponding figures under U.K. GAAP were net income of £105.9 million and £95.2 million, respectively. See pages F-24 to F-29 of the Unaudited Interim Consolidated Financial Information and pages F-88 to F-110 of the Consolidated Financial Statements for a reconciliation and further discussion of the principle differences between U.S. GAAP and U.K. GAAP that affect the Group’s financial statements. The resulting aggregate impact of U.S. GAAP adjustments was to reduce net income by £27.4 million and £8.3 million, respectively, in each period.

The negative impact of U.S. GAAP adjustments on net income increased for the six months ended June 30, 2004 by £19.1 million as compared to the six months ended June 30, 2003. This variance is driven principally by incremental tax expense recognized in 2004 under U.S. GAAP but not under U.K. GAAP.

For the year ended December 31, 2003, net income under U.S. GAAP was £110.3 million compared with net income of £53.5 million and £79.2 million, respectively, in 2002 and 2001. The corresponding figures under U.K. GAAP were net income of £208.4 million, £88.0 million and £271.2 million, respectively. The resulting aggregate impact of U.S. GAAP adjustments was to reduce net income by £98.1 million, £34.5 million and £192.0 million, respectively, in each year.

The negative impact of U.S. GAAP adjustments on net income increased in 2003 by £63.6 million as compared to 2002. This variance is driven principally by the recognition of £48.9 million of income in 2002 reflecting the increase in market value of derivatives and £30.3 million of incremental tax expense recognized in 2003 under U.S. GAAP but not under U.K. GAAP. The £17.9 million reduction in income recorded in 2003 principally reflects the subsequent reduction in market value of certain derivative financial instruments terminated during the year.

The negative impact of U.S. GAAP adjustments on net income decreased in 2002 by £157.5 million as compared to 2001. This variance is primarily driven by the goodwill amortization expense recorded in 2001 prior to the discontinuation of such amortization under SFAS 142 “Goodwill and other Intangible Assets” (“SFAS 142”). Incremental U.S. GAAP goodwill amortization of £142.2 million was recorded in 2001. In 2002, reversal of U.K. GAAP goodwill amortization, net of incremental intangibles amortization recorded in accordance with SFAS 142, was £18.6 million. The £48.9 million of income on derivatives recognized in 2002 was offset by a £26.6 million increase in contingent consideration deemed as compensation and £25.7 million of impairment charges taken on the implementation of SFAS 142.

Liquidity and Capital Resources

General—The primary sources of funds for the Group are cash generated from operations and funds available under its credit facilities. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of the Company’s sources and uses of cash see the “Consolidated Statements of Cash Flows” included as part of WPP’s Consolidated Financial Statements and Unaudited Interim Consolidated Financial Information included elsewhere in this prospectus.

The Company spent £398.6 million (net of the £75 million in proceeds from the sale of Cordiant’s interest in Zenith Optimedia Group), £343.4 million and £736.0 million for acquisitions and investments in 2003, 2002 and 2001, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of tangible fixed assets was £93.9 million, £100.5 million and £118.1 million, respectively, and cash spent on share repurchases and cancellations was £23.1 million, £75.9 million and £103.3 million, respectively. For the six months ended June 30, 2004 the Company spent £144 million on net acquisition payments and investments.

As we expect that necessary capital expenditure will remain equal to or less than the depreciation charge, the Company has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends or share buy-backs. In 2003, 5.6 million ordinary shares, or 0.5% of our share capital, were repurchased and cancelled at a total cost of £20.2 million and average price of 360p. An additional £2.9 million was spent on share purchases by the Company’s employee share ownership plans (“ESOPs”). The ESOPs are trusts managed by an external party on behalf of the trustees for the purpose of accumulating ordinary shares for delivery to participants in certain of the Company’s various long-term incentive plans. The Company has continued its rolling share buy-back program in the first half of the year by repurchasing 12.175 million shares at an average price of £5.55 per share and total cost of £67.6 million. The Company’s objective remains to repurchase up to 2% of its share base in the open market at an approximate cost of £150 million when market conditions are appropriate.

WPP increased the interim dividend on its ordinary shares by 20% to 2.50p per share, at a total cost of £29.4 million compared to £24.5 million last year.

The Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the turnover or gross billings figure which was 4.5 times the annual revenue of the Group in 2003. The inflows and outflows associated with the media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the Group’s bankers and other sources.

Liquidity risk management—The Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the Group’s major operations.

Eurobonds—As of December 31, 2003, the Company had outstanding €350 million of 5.125% eurobonds due 2004 and €650 million of 6% eurobonds due 2008. During 2003, the Group re-issued €45 million of eurobonds carrying a coupon of 6% in the open market at a price of 105.18%. These eurobonds were purchased in the open market during 2002 at a price of 94.72%. The total proceeds received were €49.9 million including accrued interest. The gain on the transaction was €2.3 million and has been deferred and will be recognized as interest income in the profit and loss accounts over the remaining life of the eurobond.

In June 2004, the Company repaid the €350 million 5.125% eurobonds which came due.

At December 31, 2003 the Group was party to interest rate swap agreements on an amount of €400 million under which it is paying floating rates based on the relevant European Interbank Offering Rate (“EURIBOR”) plus a margin and receiving a fixed rate of 6%. These swaps expire in 2008 and have the effect of converting a portion of the 6% eurobonds due 2008 from a fixed to a floating rate of interest.

U.S. bonds—As of December 31, 2003, the Company had outstanding U.S.$200 million of 6.625% bonds due 2005 and U.S.$100 million of 6.875% senior bonds due 2008.

The Company completed a U.S.$650 million 10-year 5.875% bond issue in the United States market which closed on June 23, 2004. The proceeds were used primarily to repay the €350 million 5.125% eurobonds that matured in June with the balance intended to be used to repay the Young & Rubicam U.S.$287.5 million 3% convertible bonds due January 2005.

At June 30, 2004, the Company was party to interest rate swap agreements on an amount of $600 million under which it is paying floating rates based on the relevant London Interbank Offering Rate (“LIBOR”) plus a margin and receiving a fixed rate of 5.875%. These swaps expire in 2014 and have the effect of converting a portion of the 5.875% Notes from a fixed to a floating rate of interest.

Revolving credit facility—The Company’s operations are also funded with borrowings under a five-year U.S.$750 million Revolving Credit Facility due September 2006. The Company’s syndicated borrowings drawn down, predominantly in U.S. dollars, under this agreement averaged U.S.$258.3 million during 2003 at an average rate of 1.75% inclusive of margin. Borrowings under the Revolving Credit Facility are governed by certain financial covenants based on the results and financial position of the Group, including requirements that (i) the interest coverage ratio for each financial period equal or exceed 5.0 to 1 and (ii) the ratio of borrowed funds to earnings before interest, taxes, depreciation and amortization at June 30 and December 31 in each year shall not exceed 3.5 to 1, both covenants as defined in the relevant agreements. We are currently in compliance with both covenants. The Group had available undrawn committed facilities of U.S.$750.0 (£421 million) at June 30, 2004.

Interest on the Company’s borrowings under the Revolving Credit Facility is payable at a rate equal to the relevant London Interbank Offered Rate (“LIBOR”) plus a margin of between 0.4% and 0.475%.

Convertible debt—At the time of its acquisition in October 2000, Young & Rubicam had U.S.$287.5 million of 3% convertible notes due 2005 outstanding. At the option of the holder, the notes are convertible into an aggregate of 3,272,400 WPP American Depositary Shares, or ADSs, at a conversion price of U.S.$87.856 per WPP ADS. The notes were initially redeemable at the Company’s option on or after January 20, 2003, and are currently redeemable at a price of 100.6%. The notes are unsecured obligations of Young & Rubicam and are guaranteed by WPP.

In April 2002, the Group issued £450 million of 2% convertible bonds due April 2007 (a 3% yield to maturity, including the premium payable on redemption). At the option of the holder, the bonds are convertible into an aggregate of 41,860,465 WPP ordinary shares at an initial conversion price of £10.75 per share. As the bonds are redeemable at a premium of 5.35% over par, the effective conversion price increases during the life of the bonds to £11.33 per share into the same number of shares.

There are no investor put options on any outstanding debt instruments.

Working capital facilities—Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. For further details on working capital facilities refer to “—Off-Balance Sheet Arrangements” below.

Current asset investments/liquid resources—At June 30, 2004, the Group had £213.4 million (at December 31, 2003: £401.8 million, 2002: £190.4 million, 2001: £76.8 million) of cash deposits with a maturity greater than 24 hours.

We believe that cash provided by operations and funds available under our credit facilities will be sufficient to meet the Group’s anticipated cash requirements based upon our current forecast funding requirement and our ability to access capital and bank markets to refinance maturing debt.

Trend Information

The world economy, driven by activity in the United States and Asia Pacific region, started to improve in 2003. While the Company’s like-for-like revenues have increased, driven primarily by growth in the United States since August 2002 and globally in the third and fourth quarters of 2003, like-for-like average headcount has continued to fall, by 4% in 2003 as compared to 2002.

The first six months of 2004 mirrored the continuing improvement in economic conditions in the United States, Asia Pacific, Latin America, Africa and the Middle East, countered to some extent by the continuing recession, certainly in the media industry, in the United Kingdom and parts of Continental Europe. Like-for-like revenue was up well over 2% in the first six months of 2004, exceeding budgeted levels. An operating margin of 13.1%, excluding charges for goodwill amortization and impairment, was achieved, due principally to higher than budgeted revenues and a reduction in, and the variability of, non-staff costs. July like-for-like revenues were up over 6%, mirroring a strong June.

2004 has seen a significant improvement in activity particularly when compared to 2001 and 2002 and even in comparison to the stabilisation seen in 2003. We expect industry growth of 3-4% this year. Levels of activity in 2004 will once again match, or surpass, the levels of activity seen in the internet driven boom year of 2000. Our revenue forecasts for the year continue to be in excess of budget and there are significant new business opportunities at both the network and parent company levels. Given the U.S. deficit spending and the weak dollar and their potential impact on interest rates and inflation, 2005 remains difficult to predict.

The Company has announced operating margin targets, excluding goodwill amortization and impairment of 14.5% in 2005 and a minimum of 15.0% in 2006, compared to 13.8% in 2004. Our long term operating target remains at 20%. All these margin targets are before fully expensing option costs or other share based incentives. They also exclude any impact of the implementation of International Financial Reporting Standards, which is described below under “—International Financial Reporting Standards.”

On September 13, 2004 the Company announced a merger with Grey. See “Business of the Company–History and Development of the Company” for further discussion. As a result, upon approval of the merger the Company anticipates a change in margin targets, before goodwill amortization and impairment, amounts written off fixed asset investments and FRS 17 interest, to 14.0% in 2005 and 14.5% for 2006. The enlarged group’s long term margin goals are expected to remain unchanged.

Plans, budgets and forecasts will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. For example, the combined operating margins of our Advertising and Media investment management sector are almost 15% in the first half of 2004. Geographically, U.S. operating margins are over 17%. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base.

Off-Balance Sheet Arrangements

Within the Group’s overall working capital facilities, certain trade debts have been assigned as security against the advance of cash. This security is represented by the assignment of a pool of trade debts to a bankruptcy-remote subsidiary of WPP, with further assignment to the providers of this working capital facility. The financing provided against this pool takes into account the risks that may be attached to the individual debtors and the expected collection period. Securitizing certain of its receivables in this way provides the Group with an additional and alternative source of funding in a highly developed and large market, giving the Group the ability to raise funds at lower rates than other available methods.

The Company is not obliged (and does not intend) to support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest and that recourse to the Group is not available.

The securitization is accounted for under a linked presentation in accordance with U.K. GAAP, whereby the non-returnable proceeds are shown deducted from the related gross asset on the face of the balance sheet. Gross debts of £605.3 million, less non-returnable proceeds of £275.6 million, are included in debtors within the Group’s working capital facilities at June 30, 2004, compared to £507.5 million of gross debts, less non-returnable proceeds of £280.4 million, at December 31, 2003. See the notes to the reconciliation to U.S. accounting principles in the Consolidated Financial Statements for discussion of the accounting treatment for the securitization under U.S. GAAP.

Tabular Disclosure of Contractual Obligations

The following summarizes the Company’s estimated contractual obligations at December 31, 2003, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of WPP may be guaranteed by another subsidiary in the ordinary course of business.

	Total	2004	2005	2006	2007	2008	Beyond 2008
	(£m)
Contractual obligations:
Long-term debt(1)
Eurobonds(2)	702.9	246.3	—	—	—	456.6	—
Sterling Convertible Bonds(3)	443.4	—	—	—	443.4	—	—
U.S. Bonds(4)	167.8	—	111.9	—	—	55.9	—
Y&R Convertible Notes(5)	161.2	—	161.2	—	—	—	—
Other	4.0	4.0	—	—	—	—	—

Subtotal	1,479.3	250.3	273.1	—	443.4	512.5	—
Operating leases	1,112.8	214.9	185.4	146.8	113.5	100.7	351.5
Capital Commitments	6.8	6.8	—	—	—	—	—
Investment Commitments	14.3	7.0	1.1	3.8	0.1	0.1	2.2
Estimated obligations under acquisition earnouts	215.7	81.6	60.9	32.4	37.0	3.8	—

Total	2,828.9	560.6	520.5	183.0	594.0	617.1	353.7

(1)	In addition to long-term debt, the Company had short-term overdrafts at December 31, 2003 of £302.1 million.
(2)	Includes 5.125% eurobonds due 2004 and 6% eurobonds due 2008.
(3)	Consists of 2% convertible bonds due 2007.
(4)	Includes 6.625% bonds due 2005 and 6.875% bonds due 2008.
(5)	Consists of 3% convertible notes due 2005.

The Company expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes will be paid as they fall due. Our advisors indicate that further average cash contributions of approximately £12-13 million per annum would be necessary to fully fund all funded pension schemes over their remaining lives. After 2004, required annual contributions may be higher unless the stock market, particularly in the United States, improves.

Average net debt in the first six months of 2004 fell by £302 million to £853 million compared to £1,155 million in 2003, at 2004 exchanges rates. On June 30, 2004 net bank borrowings were £740 million, against £1,153 million on June 30, 2003. The Group completed a $650 million 10-year bond issue in the United States market which closed on June 23, 2004. The proceeds were used primarily to repay the €350 million bond which matured in June, with the balance intended to be used to repay the Young & Rubicam U.S.$287.5 million 3% convertible bond due January 2005.

Cash Flows

Six Months Ended June 30, 2004

In the six months ended June 30, 2004, operating profit was £195 million, depreciation, amortization and impairment £97 million, interest paid £50 million, tax paid £48 million, capital expenditure £32 million and other net cash inflows £21 million. Free cash flow available for debt repayment, acquisitions and share repurchases was, therefore, £183 million. This free cash flow was absorbed by £144 million in net cash acquisition payments and investments (of which £64 million was for initial acquisition payments, £66 million was for earnout payments and the balance related to prior year loan note redemptions), and £71 million in share repurchases, a total outflow of £215 million. This net cash outflow of £32 million was not in line with the objective introduced last year of balancing free cash flow, principally because of heavier than forecast share buy-backs in the first half of 2004. Free cash flow is calculated as profits before interest, taxation, goodwill amortization and impairment, amounts written off fixed asset investments, equity income and depreciation (including dividends received from associates, proceeds from the issue of shares, and proceeds from disposal of tangible fixed assets and investments), less tax paid, returns on investments and servicing of finance and the purchase of tangible fixed assets.

Six Months Ended June 30, 2003

In the six months ended June 30, 2003, operating profit was £175 million, depreciation, amortization and impairment £96 million, interest paid £48 million, tax paid £43 million, capital expenditure £33 million and other net cash inflows £17 million. Free cash flow available for debt repayment, acquisitions and share repurchases was, therefore, £164 million. The free cash flow was absorbed by £147 million in net cash acquisition payments and investments (of which £95 million was for initial acquisition payments, £45 million was for earnout payments and the balance related to prior year loan note redemptions), and £23 million in share repurchases, a total outflow of £170 million. In addition, by June 30, 2003, the Group had acquired £177 million of bank debt from certain Cordiant lenders and raised £100 million by means of a share placing at £4.86 per share.

Year Ended December 31, 2003

As of December 31, 2003, the Group’s net debt was £362 million, down £361 million from £723 million in 2002. Net debt averaged £1,222 million in 2003, down £121 million against £1,343 million in 2002 (down £125 million at 2003 exchange rates).

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2003, operating profit before goodwill amortization and impairment was £493 million,

capital expenditure £94 million, depreciation £127 million, tax paid £94 million, net interest and similar charges paid £38 million (including minority dividends paid) and other net cash inflows of £53 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £447 million. This free cash flow was absorbed by £355 million in net acquisition payments and investments, share repurchases and cancellations of £23 million and dividends of £67 million. In 2003, free cash flow excludes £100.2 million of proceeds from share placement and proceeds from the disposal of interest in Zenith Optimedia Group. The Company met its recently set objective of more than covering acquisition payments and share repurchases and cancellations from free cash flow, even after including dividends.

Year Ended December 31, 2002

As at December 31, 2002, the Group had net debt of £723 million compared with net debt of £885 million at December 31, 2001, following net cash expenditure of £281 million on acquisitions and investments (including £94 million of loan note redemptions and £82 million of earnout consideration resulting from acquisitions in prior years) and £76 million on share repurchases and cancellations.

Net debt averaged £1,343 million in 2002, up £509 million from £834 million in 2001, primarily reflecting the full-year impact of the cost of acquisitions made in 2001.

In 2002, operating profit before depreciation and amortization (including impairment) was £567 million, with capital expenditure of £101 million, tax paid of £85 million, interest and similar charges paid of £78 million and other net cash inflows of £46 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £349 million.

A tabular reconciliation of free cash flow is shown below:

	Six months ended June 30,		Year ended December 31,
	2004 £m	2003 £m	2003 £m	2002 £m	2001 £m
Operating profit	194.6	174.8	415.3	272.5	505.5
Add back:
Depreciation and amortization, including impairment	97.2	96.5	205.2	294.3	124.7
Plus:
Dividends received from associates	9.5	6.0	15.6	9.4	14.7
Proceeds from the issue of shares(1)	8.5	5.0	18.1	24.4	69.0
Proceeds from sale of tangible fixed assets	3.3	3.3	8.7	10.2	4.2
Proceeds from disposal of investments(2)	0.0	2.2	11.0	3.3	26.8
Less:
Purchase of tangible fixed assets	(31.7)	(32.9)	(93.9)	(100.5)	(118.1)
U.K. and overseas tax paid	(48.1)	(43.0)	(93.6)	(85.0)	(77.5)
Returns on investments and servicing of finance	(49.8)	(47.7)	(38.3)	(78.2)	(56.4)

Free Cash Flow(3)	183.5	164.2	448.1	350.4	492.9

(1)	Excludes £100.2 million of proceeds from share placement in 2002.
(2)	Excludes proceeds from disposal of interest in Zenith Optimedia Group in 2003.
(3)	In the cash flow discussion, free cash flow has been rounded to £183 million, £164 million, £447 million and £349 million for the first six months of 2004 and 2003 and the years ended December 31, 2003 and 2002, respectively. This is due to the components of the free cash flow reconciliation above being rounded to the nearest million in performing this calculation.

Capital Structure

At June 30, 2004, WPP’s capital base was comprised of 1,178,806,111 (December 31, 2003: 1,187,432,353) ordinary shares of 10 pence each. For more information regarding WPP’s capital structure, see note 24 to the Consolidated Financial Statements for the year ended December 31, 2003 included in this prospectus.

Property Costs

The task of eliminating under-utilized property costs continues to be a priority for the Group. At the beginning of 2002, the Group owned or leased approximately 14 million square feet of space worldwide. By the end of 2003, occupancy had fallen to 12.6 million square feet, a 10% reduction (excluding properties acquired with Cordiant). In addition, a further 600,000 square feet, or an additional 4%, is expected to be jettisoned by the end of 2004.

Inflation

As in 2003, 2002 and 2001, in management’s opinion the effect of inflation has not had a material impact on the Company’s results for the six months ended or financial position at June 30, 2004.

Use of Estimates

The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Critical Accounting Policies

The Company’s financial statements have been prepared in accordance with U.K. GAAP and reconciled to U.S. GAAP. A summary of the Group’s principal accounting policies are described in the first section of the Consolidated Financial Statements included elsewhere in this prospectus, entitled “Accounting Policies.” A discussion of U.K. to U.S. GAAP differences can be found on pages F-88 to F-110 of the Consolidated Financial Statements. The Company believes certain of these accounting policies are particularly critical to understanding the more significant judgments and estimates used in the preparation of its Unaudited Interim Consolidated Financial Information and Consolidated Financial Statements. Therefore, we have prepared the following supplemental discussion of critical accounting policies, which should be read together with our Unaudited Interim Consolidated Financial Information and Consolidated Financial Statements and notes thereto.

Goodwill and intangible fixed assets

The Company has a significant amount of goodwill and intangible fixed assets. In accordance with the guidance provided by SFAS 142, “Goodwill and Other Intangible Assets” under U.S. GAAP and FRS 11, “Impairment of Fixed Assets and Goodwill” under U.K. GAAP, the Company annually tests the carrying value of indefinite life goodwill and other intangible assets for impairment. The estimates and assumptions about results of operations and cash flows that we make in connection with impairment testing, as described in more detail below, could differ materially from future actual results of operations and cash flows. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The 2004, 2003 and 2002 impairment reviews assessed whether the carrying value of goodwill was supported by the net present value of future cash flows derived from the underlying assets using a projection period of up to five years for each income generating unit. After the projection period, growth rates of nominal gross domestic product (“GDP”) have been assumed for each income generating unit. £26.0 million was taken as an impairment charge for the first six months of 2004, and £79.0 and £145.7 million were taken in 2003 and 2002, respectively, primarily reflecting accelerated amortization of goodwill on first generation businesses which have suffered in the recession.

The impairment reviews relating to Young & Rubicam (goodwill of £2,498.3 million) and Mediaedge:cia (goodwill of £838.5 million) are based on reviews initially undertaken as at December 31, 2002 and then updated with respect to actual performance for 2003. These reviews were carried out using a 10 year projection period as the Group believes that this longer period is more appropriate to assess the carrying value of these global networks and reflect the economic cycles that occur within the global markets in which these companies operate. The projections for the initial three years were derived from existing budgets and three year plans and form the base period. Projections for the remaining seven years assume an annual 4.4% growth in revenues and an improvement in operating margins to 17% by 2007. At the end of the 10 year period growth is assumed to be in line with nominal GDP. The projections above include assumptions about payments for cash taxes and cash flows have therefore been discounted using the Group’s weighted average cost of capital of 8.5%.

For certain acquisitions, where the directors consider it appropriate, goodwill is amortized over its useful life up to a 20-year period, from the date of acquisition. At June 30, 2004, gross goodwill of £822.5 million was subject to amortization under U.K. GAAP. The remaining goodwill and intangible assets of the Group are considered to have an indefinite economic life because of the institutional nature of the corporate brand names, their proven ability to maintain market leadership and profitable operations over long periods of time and WPP’s commitment to develop and enhance their value. Under U.S. GAAP, in accordance with SFAS 141, “Business Combinations,” additional intangible assets have been identified in connection with acquisitions with a gross carrying amount of £156.6 million as of December 31, 2003, that are being amortized over a weighted average period of 6 years.

The financial statements depart from the specific requirement of U.K. companies legislation to amortize goodwill over a finite period in order to give a true and fair view. The directors consider this to be necessary for the reasons given above and the Company’s approach is consistent with U.K. GAAP under FRS 10, “Goodwill and Intangible Assets.” Because of the indefinite life of these intangible assets, it is not possible to quantify its impact. However, for illustrative purposes only, if the Group were to change its accounting policy and regard all intangible assets as having a limited useful economic life, and the useful economic life it chose was 20 years, then the resulting impact on the profit and loss account in 2003 would have been a charge of £250 million (2002: £231 million, 2001: £182 million).

Future anticipated payments to vendors in respect of earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 11 to the Unaudited Interim Consolidated Financial Information and in note 20 to the Consolidated Financial Statements.

WPP has also entered into agreements with certain share owners of partially owned subsidiaries and associate companies to acquire additional equity interests. These agreements typically contain options requiring WPP to purchase their shares at specified times up to 2009 on the basis of average earnings both before and after the exercise of the option. A summary of these contingent liabilities is shown in note 12 to the Unaudited Interim Consolidated Financial Information and in note 21 to the Consolidated Financial Statements for the year ended December 31, 2003. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities or disclosed contingent liabilities, respectively.

Revenue recognition

Turnover comprises the gross amounts billed to clients in respect of commission-based income together with the total of other fees earned. Revenue comprises commissions and fees earned in respect of turnover. Revenue is recognized when the service is performed, in accordance with the terms of the contractual arrangement.

Advertising and media investment management arrangements may include incentive-based revenue. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognized when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognized when the incentive is received/receivable. Revenue is recognized on market research contracts in proportion to the level of service performed. Revenue is recognized on long-term contracts, if the final outcome can be assessed with reasonable certainty, by including in the profit and loss account revenue and related costs as contract activity progresses. The judgments used in the determination of revenue recognition significantly impact the Company’s results of operations.

Pension costs

Pension costs are accounted for in accordance with FRS 17 under U.K. GAAP and under U.S. GAAP are determined in accordance with the requirements of SFAS 87, “Employers’ Accounting for Pensions.” Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to December 31, 2003.

The Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an aging membership population. In accordance with FRS 17, the actuarial calculations have been carried out using the projected unit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

Most of the Company’s pension assets are held by its pension schemes in the United Kingdom and the United States. In the United Kingdom, the forecasted weighted average return on assets increased from 5.4% at December 31, 2002 to 5.8% at December 31, 2003, principally due to increases in expected bond yields and expected rates of return on insured annuities. In the United States, the Company reduced its expected rate of return on U.S. equities in light of stock market declines and consequent lower equity investment returns from 10% to 8.2% at December 31, 2002. This rate remained unchanged at December 31, 2003. The expected return on bonds was reduced as of December 31, 2003 to 4.8%, to reflect the expected yields that could be obtained in the market at that time. As a result, the forecasted weighted average return in the U.S. decreased from 7.2% to 7.0%. Actual asset performance may differ from these assumptions and could have a material impact on the Company’s financial condition and results of operations.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. Our advisors indicate that further average cash contributions of approximately £12-13 million per annum would be necessary to fully fund all funded pension schemes over their remaining lives. After 2004, required annual contributions may be higher unless the stock market, particularly in the United States, improves.

Deferred taxes

We record deferred tax assets and liabilities using substantially enacted tax rates for the effect of timing differences between book and tax bases of assets and liabilities. Currently we have deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards, and deductible temporary differences, all of which will reduce taxable income in the future. We assess the realization of these deferred tax assets to determine whether an income tax valuation allowance is required. Based on available evidence, both positive and negative, we determine whether it is more likely than not that all or a portion of the remaining net deferred tax assets will be realized. The main factors that we consider include:

•	future earnings potential determined through the use of internal forecasts;

•	cumulative losses in recent years;

•	history of loss carryforwards and other tax assets expiring;

•	the carryforward period associated with the deferred tax assets; and

•	the nature of the income that can be used to realize the deferred tax asset.

If it is our belief that it is more likely than not that some portion of these assets will not be realized, an income tax valuation allowance is recorded. Gross income tax valuation allowances under U.K. GAAP were £258.7 million in 2003. Under U.S. GAAP there was an additional £46.0 million valuation allowance.

If market conditions improve and future results of operations exceed our current expectations, our existing tax valuation allowances may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the net deferred tax assets are not realizable. As a result, we may need to establish additional tax valuation allowances for all or a portion of the net deferred tax assets, which may have a significant effect on our results of operations and financial condition.

New U.S. GAAP Accounting Pronouncements

The Group has considered the following recent U.S. GAAP accounting pronouncements for their potential impact on its results of operations and financial position:

In June 2002, SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. SFAS 146 requires that costs associated with exit or disposal activities, including restructuring charges, be recognized and measured initially at fair value only when the liability is incurred, and is effective for any such activities initiated after December 31, 2002. It has no effect on charges recorded for exit activities begun prior to this date. The adoption of SFAS 146 did not have a material impact on the Group’s consolidated results of operations or financial position.

In November 2002, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) was issued. This interpretation elaborates on the existing disclosure requirements under U.S. GAAP. It also requires (for guarantees issued after 1 January 2003) that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken. The application of FIN 45 did not have a material impact on the Group’s consolidated results of operations or financial position.

In December 2002, SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” was issued as an amendment of SFAS 123. The Group has elected to continue with its current practice of applying the recognition and measurement principles of APB 25 under U.S. GAAP and has adopted the disclosure requirements of SFAS 148.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities,” an interpretation of ARB 51 (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

In December 2003, the FASB issued a revision to FIN 46 (“FIN 46R”). Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered “special-purpose entities” under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. As of December 31, 2003, the adoption of FIN 46R did not result in consolidation of any variable interest entities. The full adoption of FIN 46R did not have a material impact on the consolidated results of operations or financial position of the Group.

In January 2003, the Emerging Issues Task Force reached a final consensus related to accounting for subsequent investments in an investee after suspension of equity method loss recognition (EITF 02-16). The consensus requires that if the additional investment, in whole or in part, represents, in substance, the funding of prior losses, the investor should recognize previously suspended losses. This guidance, which was ratified by the FASB on February 5, 2003, should be applied to additional investments in equity-method investees made after February 5, 2003 and previously suspended cumulative losses existing at the time of that investment. The Group has adopted EITF 02-16 for all additional investments made in equity-method investees subsequent to February 5, 2003. There were no previously suspended losses recognized as a result of the adoption of EITF 02-16.

In April 2003, the FASB issued SFAS 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS 133 implementation issues that have been effective prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The adoption of SFAS 149 did not have a material impact on the Group’s consolidated results of operations or financial position.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for financial investments entered into or modified after May 15, 2003. The adoption of SFAS 150 did not have an impact on, or result in additional disclosure in, the Group’s consolidated results of operations or financial position.

In December 2003, SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” was revised (“SFAS 132R”). This statement requires additional disclosures concerning the assets, investment strategy, measurement dates, obligations, cash flows, and net periodic benefit costs of defined benefit schemes. The Company has adopted the disclosure requirements of SFAS 132R for its U.K. schemes. The disclosure requirements with respect to our non-U.K. schemes, as well as the disclosure of expected ten-year future benefit payments, are effective beginning with fiscal years ending after June 15, 2004.

In March 2004, the EITF reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides a step model to determine whether an investment within the scope of the Issue is impaired and, if impairment is other-than-temporary. In addition, it requires that investors provide certain disclosures for cost method investments and, if applicable, other information related specifically to cost method investments, such as the aggregate carrying amount of cost method investments, the aggregate amount of cost method investments that the investor did not evaluate for impairment because an impairment indicator was not present, and the situations under which the fair value of a cost method investment is not estimated. The disclosures related to cost method investments should not be aggregated with other types of investments. The EITF 03-01 impairment model shall be applied prospectively to all current and future affected investments, effective in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for annual periods for fiscal years ending after June 15, 2004.

In June 2004, the EITF reached a consensus on Issue 02-14, “Application of the Equity Method to Interests Other than Common Stock” (“EITF 02-14”). EITF 02-14 prescribes that the equity method of accounting should apply when an entity has investments in either common stock or in-substance common stock. Previously, APB 18, “The Equity Method of Accounting for Investments in Common Stock,” explicitly referenced investments in voting stock that gave an investor significant influence over the operating and financial policies of an investee. EITF 02-14 defines in-substance common stock as any investment that has risk and reward characteristics substantially similar to that of common stock. For investments that are currently accounted for under the equity method that are not common stock or in-substance common stock the accounting must change to either the cost method or in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. We do not believe that adoption of EITF 02-14 will have a material impact on the Company’s financial statements. The accounting treatment under EITF 02-14 must be applied prospectively to all current and future affected investments in reporting periods beginning after September 15, 2004.

New U.K. GAAP Accounting Pronouncements

As described in Note 2 to the Unaudited Interim Consolidated Financial information presented elsewhere in this prospectus, WPP has adopted UITF 38. UITF 38 requires the classification of the cost of shares held by the Group’s ESOP trusts as a deduction from share owner’s funds; previously these were shown within fixed asset investments. Additionally, UITF 38 has changed the method of calculating the charge to the profit and loss account arising from certain of the Group’s incentive plans, satisfied by the award of shares in the Group from one of the ESOPs. Previously, this charge was based on the cash cost to the Group of acquiring these shares in the open market, to be subsequently delivered to individuals on satisfactory completion of the performance criteria relating to the award. Under UITF 38, this charge should be based upon the fair value of the shares at grant date.

Following the implementation of UITF 38, the Group will restate its consolidated income statement, balance sheet and cash flow statement for all preceding periods. The Unaudited Interim Consolidated Financial Information includes the effect of this restatement. The effect on all other periods presented in this prospectus is shown below.

	For the year ended December 31,
	2002 £m	2001 £m	2000 £m	1999 £m
Profit and Loss Statement:
Operating profit	260.8	497.9	374.4	262.5
Profit on ordinary activities before taxation	193.7	403.4	360.7	252.9
Profit attributable to ordinary share owners	76.3	263.6	239.7	170.3

	As of December 31,
	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Balance Sheet:
Total assets	10,697.5	9,646.6	9,665.4	8,951.8	3,163.1
Net assets	3,731.7	3,374.1	3,374.1	3,225.1	266.6

In addition, the impact on the cash flow statement is to reclassify the net cash outflow from purchase of own shares by ESOP trusts from capital expenditure and financial investment to investment from financing. The net change is as follows:

	For the year ended December 31,
	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m
Purchase of own shares by ESOP trusts	2.9	67.6	103.3	94.1	17.9

International Financial Reporting Standards

From 2005 onwards, all listed companies in the European Union, including WPP, will be required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). We have commenced a significant project to manage the transition from U.K. GAAP to IFRS and are currently in the process of interpreting the accounting standards that will apply from 2005 onwards, setting the Group’s future accounting policies in accordance with IFRS and identifying the detailed accounting and disclosure requirements that may necessitate changes to our financial information systems. As this project is still ongoing, we are not, as yet, in a position to quantify the full effect of the differences between IFRS and U.K. GAAP on the Group’s results or financial position. However, based on our work to date, we consider that significant differences will arise in the following areas:

Goodwill

Generally, the carrying amount of goodwill recognised under U.K. GAAP on past acquisitions will not be revisited under IFRS. However, in comparison to U.K. GAAP, where an element of the Group’s goodwill is currently amortized over its useful life, under IFRS all goodwill will be subject to an annual impairment review.

Retirement benefits

Under IFRS, the method of accounting for retirement benefits is broadly similar to that under FRS 17 “Retirement Benefits”. However, whereas FRS 17 requires actuarial gains and losses be taken directly to equity through the statement of total recognised gains and losses, current IFRS has no equivalent equity statement and these gains and losses may be required to be recognised in the income statement.

Convertible bonds

Under U.K. GAAP, convertible debt is reported as a liability unless conversion actually occurs, and no gain or loss is recognised on conversion. IFRS classification of compound instruments is performed according to the substance of the contractual arrangements and consequently, the Group’s compound instruments will be split into liability and equity elements on the basis of their initial fair values. The profit and loss account charge for the finance cost will be spread evenly over the term of the bonds so that at redemption the liability equals the redemption value. The main difference to U.K. GAAP is that the initial recognition of the liability may be for a lower value and consequently the finance cost over the period may be higher.

Stock options & other share based payments

Under current U.K. GAAP, where the Group grants share options at a strike price equal to or greater than the market price on the date of the grant, no compensation expense is recognised. Under IFRS, the fair value of share options and other share based payments will be recognized in the profit and loss account, using a fair value option pricing model.

Associates

The approach to classification of investments is similar under IFRS and U.K. GAAP, but there is a difference on the application of what constitutes influence. Both U.K. GAAP and IFRS adopt the concept of significant influence, but IFRS stresses the power to influence, while U.K. GAAP stresses the actual exercise of influence. This may affect the classification of the Group’s associates and subsidiaries in certain cases. Moreover, IFRS suspends equity accounting for associate losses when the carrying value is nil and further losses are only accrued if the investor has a legal or constructive obligation for the losses.

Derivatives and hedge accounting

Under U.K. GAAP, the derivative financial instruments that the Group uses to manage its currency and interest rate exposures are not recognised until the hedged transaction has itself been recognised in the financial statements. Under IFRS, derivatives are recognised as assets and liabilities stated at their fair values and changes in their fair values are recognised in the income statement. However, in certain circumstances, “hedge accounting” can be used to mitigate fluctuations in earnings.